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Exhibits 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and
Preferred Stock Dividends
(dollars in thousands)

	STAG Industrial, Inc.			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Period April 20, 2011 to December 31, 2011	Period January 1, 2011 to April 19, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Fixed Charges
Interest expense	$20,319	$16,269	$12,289	$4,136	$14,116	$14,328
Interest within rental expense	156	125	71	—	—	—

Fixed charges	$20,475	$16,394	$12,360	$4,136	$14,116	$14,328
Earnings
Net income (loss) from continuing operations	$106	$(7,817)	$(10,510)	$(251)	$(3,091)	$(5,044)
Fixed Charges	20,475	16,394	12,360	4,136	14,116	14,328

Earnings	$20,581	$8,577	$1,850	$3,885	$11,025	$9,284
Add: Depreciation and amortization	67,556	42,427	21,325	2,345	8,931	9,640
Less: Straight-line rent adjustments, net	(3,140)	(2,710)	(1,189)	6	(481)	(750)
Add: Intangible amortization in rental income, net	5,798	4,718	2,774	(3)	(175)	2
Add: Loss on impairment	—	622	—	—	—	—
Add: Non-cash compensation expense	2,970	1,936	693	—	—	—
Add: (Gain) loss on interest rate swaps	—	(215)	(2,179)	(762)	282	1,720

Adjusted Earnings	$93,765	$55,355	$23,274	$5,471	$19,582	$19,896
Preferred Stock Dividends
Preferred Stock Dividends	$9,495	$6,210	$1,018	—	—	—
Ratio of earnings to fixed charges	1.01x	0.52x	0.15x	0.94x	0.78x	0.65x
Inadequate amount	—	$(7,817)	$(10,510)	$(251)	$(3,091)	$(5,044)
Ratio of earnings to combined fixed charges and preferred stock dividends	0.69x	0.38x	0.14x	0.94x	0.78x	0.65x
Inadequate amount	$(9,389)	$(14,027)	$(11,528)	$(251)	$(3,091)	$(5,044)
Ratio of Adjusted Earnings to Fixed Charges	4.58x	3.38x	1.88x	1.32x	1.39x	1.39x
Ratio of Adjusted Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.13x	2.45x	1.74x	1.32x	1.39x	1.39x

"Adjusted earnings" consist of earnings excluding depreciation and amortization, straight-line rent adjustments, intangible amortization in rental income, net, amortization of non-cash compensation expense, loss on impairments and gain (loss) on interest rate swaps. Earnings, fixed charges and preferred dividends are calculated in the same manner as they are for the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends as described above. We believe that the ratios of adjusted earnings to fixed charges and combined fixed charges and preferred stock dividends are useful supplemental information regarding our ability to cover our fixed charges and preferred stock dividends.

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  Exhibits 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends (dollars in thousands)